August 15, 2017

Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:	To The Stars Academy of Arts and Science Inc.
Draft Offering Statement on Form 1-A
Submitted July 10, 2017
CIK No. 0001710274

Dear Ms. Nicholson:

We acknowledge receipt of comments in your letter of August 4, 2017, which we have set out below, together with our responses. The changes noted in response to comments 2 - 9 are reflected in the amended Offering Statement.

General

1.	Please confirm your understanding that in order to comply with Rule 251(d)(3)(i)(F), the offering must commence within two calendar days of qualification by the Securities and Exchange Commission staff.

We understand that the offering must commence within two calendar days of qualification by the Securities Exchange Commission staff, and the company intends to do so.

2.	Please quantify in a footnote to the table the offering expenses to be borne by you in connection with the offering assuming the minimum and maximum offering conditions. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

We have revised the disclosure as requested.

3.	We note your statement that To The Stars Academy of Arts and Science Inc. was formed as a Delaware public benefit corporation. Please expand the disclosure in your offering circular to explain how an investment in a public benefit corporation differs from an investment in an entity that does not have that status. Possible areas of disclosure might include the rights of stockholders in a Delaware public benefit corporation, duties and obligations of directors and potential anti-takeover effects and considerations in a sale of the company. Please also disclose any related significant factors that make the offering speculative or substantially risky. See Item 3(b) of Form 1-A. In addition, please expand your risk factor disclosure on page 7 under the caption “As a public benefit corporation, our decision-making includes more than profitability” to clarify the risk to investors.

We have revised the disclosure as requested.

KHLK LLP P.O. Box 70743, Washington D.C. 20024

Risk Factors, page 7

4.	Please provide risk factor disclosure for each of the following items, or tell us why you do not believe such disclosure is required under Item 3(b) of Part II to Form 1-A:

•	your obligation under the licensing agreement to pay a minimum royalty guarantee of $100,000 in each calendar year;

We have revised the disclosure as requested.

•	the provisions in your certificate of incorporation that relate to competition and corporate opportunities; and

We have revised the disclosure as requested.

•	the provisions in your certificate of incorporation requiring the affirmative vote of the holders of a majority of the shares of Class B common stock then outstanding, voting separately as a class, to approve certain matters.

We have revised the disclosure as requested.

Intellectual Property, page 24

5.	Please revise to provide more detail regarding the terms of your licensing agreement dated April 26, 2017, including the parameters of the license granted, approval rights retained by the licensors, termination rights, and the duration of the agreement. See Item 7(a)(2) of Part II to Form 1-A.

We have revised the disclosure as requested.

6.	We note your disclosure on page 24 regarding oppositions to the TTS class 9 and 25 trademark applications for the “Strange Times” mark. If material, please clarify the status of such trademark applications.

We have revised the disclosure to clarify that those applications have been abandoned.

Compensation of Directors and Executive Officers, page 34

7.	Please revise the table on page 34 to include all of the information required by Item 11 of Part II to Form 1-A for each of the three highest paid persons who were executive officers during your last completed fiscal year.

KHLK LLP P.O. Box 70743, Washington D.C. 20024

To The Stars Academy of Arts and Science Inc. (“TTS AAS”) was formed in 2017. TTS AAS elected Lisa Clifford as Secretary on May 25, 2017 and Kari DeLonge as Chief Content Officer on August 9, 2017. The company does not currently have any directors, executive officers, or employees that will be drawing a salary in 2017.

In 2016, our subsidiary To The Stars, Inc (“TTS”) did not compensate its sole executive officer and sole Director, Tom DeLonge. On August 9, 2017, TTS elected Lisa Clifford as Secretary and Kari DeLonge as Treasurer. Ms. DeLonge and Ms. Clifford are the only employee officers of TTS who will be drawing a salary for 2017.

We have revised the disclosure to include Tom DeLonge’s compensation in the table and to clarify the compensation at TTS AAS and TTS.

Security Ownership of Management and Certain Securityholders, page 35

8.	Please revise to disclose the natural person or persons who have or share voting or dispositive power over the shares held by Gravity Holdings LLC.

We have revised the disclosure as requested.

Exhibits

9.	Please file a legality opinion, as required by Item 17 of Part III to Form 1-A.

We have included a legality opinion with this filing.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Managing Partner

KHLK LLP

cc:	To The Stars Academy of Arts and Science Inc.

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KHLK LLP P.O. Box 70743, Washington D.C. 20024